January 31, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-4561

Re:	TESSCO Technologies Incorporated Form 10-K for the fiscal year ended March 27, 2022 Filed May 26, 2022 File No. 1-33938

Dear Mr. Vaughn:

This letter responds to the comment letter dated January 19, 2023, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding the Annual Report on Form 10-K for the fiscal year ended March 27 2022, filed by TESSCO Technologies Incorporated (the “Company”), with the Commission on May 26, 2022 (the “Filing”). For your convenience, the Staff comment has been reproduced and appears in italics below, and is followed by the Company’s response.

Comment:

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 32

1.            In regard to your net cash flows used by operating activities for the years presented, you disclose an increase in accounts receivable and inventory, partially offset by an increase in accounts payable and a decrease in income taxes receivable drove the outflow. However, references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your discussion should be a comparable analysis between periods that discusses factors that actually affected operating cash and the reasons underlying these factors, particularly in regard to changes in operating assets and liabilities for which the impact on cash is not readily apparent. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff’s Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure as appropriate.

RESPONSE:

In response to the Staff’s comment, the Company has reviewed the disclosure in the Filing regarding net cash flows used by operating activities for the years presented, and has reviewed Release No. 33-8350 and the Staff’s Codification of Financial Reporting Releases, as suggested. The Company appreciates the Staff’s comment in regard to inclusion of a discussion of these factors in Management’s Discussion and Analysis, and commits going forward to additional focus and discussion on these issues, beginning with our Form 10-Q filing for the period ended December 25, 2022, as appropriate. Using the financial results for the periods reported on in the Filing, an example of the type of disclosure we will provide in future filings is as follows:

We used $2.5 million of net cash from operating activities during fiscal year 2022. This outflow was primarily driven by a $5.5 million increase in accounts receivable and $1.7 million increase in inventory, partially offset by a $2.5 million increase in accounts payable and a $3.0 million decrease in income taxes receivable. The increases in accounts receivable, inventory, and accounts payable were primarily attributable to an 11.8% increase in revenues in fiscal year 2022 as compared to fiscal year 2021. The decrease in income taxes receivable was attributable to the Company receiving federal tax refunds associated with the CARES Act net operating loss carrybacks.

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Please direct any questions or comments to me at (410) 229-1419.

Sincerely,

Aric M. Spitulnik

Senior Vice President and Chief Financial Officer

cc:	Douglas M. Fox, Esquire